SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on May 12, 2006 filed with the Bolsa de Comercio de Buenos Aires.

By letter dated May 12, 2006, the Company filed the report for the period ended on March 31, 2006 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such period reflects:

	03-31-05	03-31-04
	$	$
1- Period Result

Ordinary	23,377,027	62,151,295
Extraordinary	—	—
Period Profit	23,377,027	62,151,295

2- Net Assets Composition

Outstanding Shares	176,199,596	162,534,470
Treasure shares	—	—
Subscribed Capital	176,199,596	162,534,470
Comprehensive capital adjustment	166,218,124	166,218,124
Premium on shares	81,679,817	113,918,962
Technical Revaluations	—	—
Legal Reserve	11,532,537	7,692,591
Retained earnings	117,737,567	93,552,857
Total Net Assets	553,367,635	543,917,004

At the Financial Statements period the authorized capital of the Company was $176,199,596.- Its share composition is composed of 176,199,596 non endorsable registered common stock of V$N 1 each.

At March 31, 2006 the amount of 143,683,230 non endorsable common stock of face value one peso ($1) each and one vote each are not held by the principal shareholders. Such amount of shares represents 81.5 % of the outstanding authorized capital.

The principal shareholder is Inversiones Financieras del Sur S.A. with 32,303,737 shares, which represents the 18.3 % of the outstanding authorized capital.

On November 2002, the Company issued Convertible Notes with an option to buy additional shares. If all the Company’s holders of Convertible Notes exercises its conversion right the amount of shares will become 246,423,326; and if the holders exercises its warrants together with the other shareholders, the amount of its shares will become 321,212,243. If Inversiones Financieras del Sur S.A. exercises its conversion right together with the other shareholders, the amount of its shares will become 68,581,953 which represents the 27.8% of the outstanding authorized capital; and, if exercises its warrants together with the other holders, the amount of shares will became 108,859,670 which represents the 33.9% of the outstanding authorized capital.

The highlights of the transactions conducted during the fiscal year include the following:

•	Subsequent to the close of these financial statements, we consummated our investment in BrasilAgro. There is a special ingredient to this transaction that has turned it into a very distinctive one: it is the most eloquent evidence of our Company’s comeback into the capital market for the purpose of expanding our businesses once again and diversifying our portfolio at the international level.

•	BrasilAgro subscribed shares for a total of Reais 583.2 million (approximately US$ 282.4 million), which amount includes Cresud’s share in the subscription: Reais 42.4 million (approximately U$S 20.6 million).

•	BrasilAgro was created for the purpose of replicating Cresud’s business in Brazil. The Company shall be involved mainly in four business lines while keeping its focus on Real Estate for farming purposes: (i) Sugar Cane, (ii) Grains and cotton, (iii) Forestry and (iv) Beef-cattle.

•	The production of milk rose by 122% compared to the same period of the previous fiscal year as a result of the start-up of our “El Tigre” dairy facilities, equipped with state-of-the art technology.

•	The development efforts contemplated by the second module at Los Pozos were completed: this is a 20,000-hectare establishment, and the project to start with the third module has been approved.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 15, 2006